FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 10, 2003

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ___X___                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _______                             No  ___X___

Document(s) Included as Part of this Report

No.

Document

1.

Press Release titled “DataMirror is IBM TotalStorage™ Proven; Offers Enhanced Resiliency for SAN Environments”

2.

Press Release titled “DataMirror iCluster for IBM TotalStorage™ ESS Early Adopter Program Unveiled at COMMON 2003”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 10, 2003

DATAMIRROR CORPORATION

By: /s/ Greg Dee

Greg Dee

General Counsel